Av. Industrial 675 Lima Perú
Apartado 150
T 336 7070
F 336 8331
W www.ferreyros.com.pe

ferreyros

Exemption pursuant to Rule 12g3-2(b) **82-4567**

Submission of: **Other information**

Lima, July 23th, 2003



03024813

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

Dear Sirs:

Please find attached our Financial Statements as of June 30st, 2003, and our management report for that period.

Sincerely yours,

Ferreyros S.A.A.

MARIELA GARCIA DE FABBRI
Gerente de División Finanzas

dw 7/28




03 JUL 28 AM 7:21

DECLARACIÓN DE RESPONSABILIDAD

El presente documento contiene información veraz y suficiente respecto al desarrollo del negocio de Ferreyros S.A.A. durante el período terminado el 30 de junio del 2003. Sin perjuicio de la responsabilidad que compete al emisor. Los firmantes se hacen responsables por su contenido conforme a los dispositivos legales aplicables.

Hugo Sommerkamp M.
Gerente Central de Administración
y Control de Gestión

Víctor Astete P.
Gerente División de Contraloría



Para mayor información contactarse con:
Mariela García, Gerente de División Finanzas
Teléfonos: (51-1) 336-7092 – 3367070, anexo 4252

FERREYROS S.A.A.

INFORME DE GERENCIA POR EL SEGUNDO TRIMESTRE DEL AÑO 2003

(Lima, Perú, 22 de julio del 2003).- Ferreyros distribuidor líder de bienes de capital en el Perú, anuncia sus resultados financieros del segundo trimestre del 2003. Las cifras se presentan en soles constantes, considerando el índice de precios al por mayor publicado por el Instituto Nacional de Estadística.

Las ventas del primer semestre del 2003 ascendieron a S/. 357.5 millones, en comparación con S/. 353.5 del mismo período del año anterior, un incremento de 1.1%.

El resultado neto al 30-06-03 arrojó una utilidad neta de S/. 11.0 millones en comparación con la obtenida en el mismo período del año anterior que ascendió a S/. 7.9 millones, un incremento de 40.1%.

A continuación se presentan las explicaciones de las variaciones más importantes entre los estados financieros de la Compañía correspondientes al segundo trimestre del 2003 y 2002. Para este propósito, algunas cifras del estado de ganancias y pérdidas han sido reclasificadas en los anexos 1 y 3 para mostrar principalmente las ventas por pedido directo como ventas y costo de ventas. En el estado de ganancias y pérdidas que se presenta a la Conasev y Bolsa de Valores de Lima se muestra en el rubro Otros Ingresos Operacionales solamente la utilidad bruta obtenida en dichas operaciones.

INFORMACION FINANCIERA

ANALISIS DE LOS RESULTADOS DE LAS OPERACIONES

VENTAS NETAS.- Las ventas netas del segundo trimestre del 2003 ascendieron a S/. 200.8 millones, en comparación con S/.168.6 millones del segundo trimestre del 2002, un incremento de 19%. En conjunto, las ventas de

Ferreyros S.A.A.
HUGO SOMMERKAMP MOLINARI

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

productos principales (máquinas Caterpillar, motores Caterpillar, equipos agrícolas y automotriz) y de alquiler de equipos fueron superiores a las del segundo trimestre del 2002 en 56%. Este incremento se explica, principalmente, por mayores ventas de equipos Caterpillar a la gran minería (en el segundo trimestre del 2003 dichas ventas ascendieron a S/. 36.9 millones, en comparación de S/. 6.4 millones del mismo período del año anterior). Las ventas de repuestos y servicios efectuadas en el segundo trimestre del 2003 fueron similares a las del segundo trimestre del 2002.

UTILIDAD BRUTA.- La utilidad bruta del segundo trimestre del 2003 ascendió a S/. 44.5 millones (22.2 % de las ventas netas), en comparación con la obtenida en el mismo período del año anterior que fue de S/. 38.9 millones (23.1% de las ventas netas). En términos absolutos, la utilidad bruta del segundo trimestre del 2003 es superior en 10.4% que la obtenida en el mismo período del año anterior. En términos relativos, la utilidad bruta del segundo trimestre del 2003 es inferior a la del mismo período del año anterior (22.2% vs 23.9%), debido a la incidencia de las importantes ventas de equipos Caterpillar efectuadas en el período a la gran minería. Estas ventas, por ser generalmente de gran volumen, tienen márgenes brutos menores que los de las ventas efectuadas a otros sectores económicos.

OTROS INGRESOS DE OPERACIÓN.- En el segundo trimestre del 2002 se registró en este rubro ingresos provenientes de una asociación en participación constituida por la Compañía y un proveedor del exterior. Los ingresos recibidos por la Compañía de la asociación en participación se determinan en función del número de unidades embarcadas y facturadas por el proveedor del exterior a un cliente domiciliado en el país. En el segundo trimestre del 2003, no se registraron ingresos por este concepto.

GASTOS DE VENTAS Y ADMINISTRACION.- Los gastos de venta y administración ascendieron en el segundo trimestre del 2003 a S/. 31 millones en comparación con S/. 29.2 millones del mismo período del año anterior, un incremento de 5 %, que se explica, principalmente, por un aumento de los gastos variables como consecuencia de las mayores ventas efectuadas en el período en comparación con las del segundo trimestre del año anterior.

INGRESOS FINANCIEROS.- En este rubro se registra, principalmente intereses de ventas a plazo e intereses moratorios de cuentas por cobrar a clientes. Los ingresos financieros del segundo trimestre del 2003 ascendieron a S/. 3.4 millones en comparación con S/. 6.3 millones del mismo período del año anterior, una reducción de 46 %, debido, principalmente, a una disminución de intereses de ventas a plazo por S/. 2.6 millones, como consecuencia de una reducción de las ventas de productos principales financiadas por la Compañía. Al respecto, cabe señalar que, a partir del presente ejercicio, la Compañía a endurecido los requisitos para el otorgamiento de crédito a los clientes, a fin de mantener un bajo índice de morosidad en su cartera de cuentas por cobrar.

GASTOS FINANCIEROS.- Los gastos financieros ascendieron a S/. 7.6 millones en el segundo trimestre del 2003 en comparación con S/.10.4 millones del mismo período del año anterior, una disminución de 27.3%, debido a: i)

Ferreyros S.A.A.
HUGO SOMMERKAMP MOLINARI
Gerente Central de Administración

Ferreyros S.A.
VICTOR ASTETE PALMA

una disminución de los pasivos por S/. 113.0 millones (el pasivo promedio en el segundo trimestre del 2003 fue de S/. 463.5 millones, en comparación con S/. 576.5 millones del mismo período del año anterior), y ii) una disminución de las tasas de interés tanto en el mercado financiero local como internacional.

PARTICIPACIÓN EN LOS RESULTADOS DE SUBSIDIARIAS.- En este rubro se registran las utilidades de subsidiarias reconocidas por el método de participación patrimonial. Los ingresos del segundo trimestre del 2003 ascendieron a S/. 2.0 millones cifra similar a la obtenida en el mismo periodo del año anterior que ascendió a S/. 2.1 millones.

OTROS INGRESOS (EGRESOS).- En el segundo trimestre del 2003, en este rubro se registró un ingreso neto de S/. 3.9 millones en comparación con un ingreso neto de S/. 0.3 millones del mismo período del año anterior, una diferencia de S/. 3.6 millones. En el segundo trimestre del 2003, se registraron en este rubro, principalmente, los siguientes conceptos: i) un ingreso de S/. 3.6 por resoluciones de contratos, ii) un egreso de S/.0.2 millones por condonación de deuda a clientes, iii) un ingreso de S/. 0.2 millones por alquiler de locales ,y un ingreso neto de S/. 0.3 por otros conceptos. Por otra parte, en el segundo trimestre del año 2002, se registraron en este rubro, básicamente, las siguientes transacciones: i) un ingreso de S/. 0.2 millones por alquiler de locales, y ii) un ingreso neto de S/. 0.1 millones por otros conceptos.

GANANCIA (PERDIDA) POR EXPOSICION A LA INFLACION (REI).- De acuerdo con el procedimiento establecido en el Perú para ajustar los estados financieros por inflación, cuando la devaluación es mayor que la inflación, se produce una pérdida por exposición a la inflación, por cuanto la pérdida en cambio relacionada con las deudas en dólares no puede ser compensada completamente por el ajuste por inflación de los respectivos activos no monetarios. Sin embargo, esta pérdida no es real ya que los precios de venta de estos bienes en el caso de la Compañía son fijados en dólares. Por otra parte, cuando la inflación es mayor que la devaluación se produce una utilidad por exposición a la inflación debido a que el ajuste por actualización de los activos no monetarios es mayor que el de los respectivos pasivos en dólares.

En el segundo trimestre del 2003, el REI dio una pérdida de S/. 0.1 millones en comparación con el REI del mismo período del año anterior que arrojó una pérdida de S/. 5.1 millones. La pérdida por REI del segundo trimestre del año 2003 se explica por una inflación negativa de 0.7%, que ocasionó una disminución del valor de los activos no monetarios. En dicho período no se registro ni utilidad ni pérdida en cambio, debido a que no hubo fluctuación significativa en el tipo de cambio. La pérdida por REI del segundo trimestre del año 2002 se explica, principalmente, por una devaluación de 1.89%, que generó una pérdida en cambio que no pudo ser compensada con la utilidad obtenida en la actualización de los activos no monetarios, debido a que la inflación fue de solamente 0.66%.

GASTOS EXTRAORDINARIOS.- El importe de S/. 5.6 millones registrado en el segundo trimestre del 2003 incluye una provisión para desvalorización de

Ferreyros S.A.A.
HUGO SOMMERKAMP MOLINARI
Gerente Central de Administración
y Control de Gestión

Ferreyros S.A.A.
VICTOR ASTETE PALMA

mercadería con más de un año de antigüedad, asi como de mercadería recuperada como consecuencia de resoluciones de contratos de compra venta, En este último caso la provisión para desvalorización esta constituida por la diferencia entre el costo del equipo registrado en el momento de la venta y su valor de mercado determinado en el momento de la resolución del contrato de compra venta.

PARTICIPACIONES E IMPUESTO A LA RENTA.- Las participaciones e impuesto a la renta al cierre del primer semestre del 2003 y 2002 han sido calculadas de acuerdo con normas tributarias y contables vigentes.

UTILIDAD NETA.- La utilidad neta del segundo trimestre del 2003 ascendió a S/. 5.1 millones en comparación con S/. 3.0 millones del mismo período del año anterior, un incremento de 68.0%, debido a una mayor utilidad bruta, menores gastos financieros, menor pérdida por REI y a mayores ingresos diversos, lo cual permitió compensar la disminución de los ingresos financieros y de los mayores gastos de venta, administración y extraordinarios, así como aumentar la utilidad neta en un importe de S/. 2.0 millones en relación con el resultado del mismo período del año anterior.

ANALISIS DEL BALANCE GENERAL

Al 30-06-03 el total de pasivos ascendió a S/. 450.6 millones en comparación con S/. 476.6 millones al 31-03-03, una disminución de S/. 26.0 millones. Por otra parte, el total de activos al 30-06-03 ascendió a S/. 705.4 millones en comparación con S/. 728.7 al 31-03-03, una disminución neta de S/. 23.3 millones. Las principales variaciones de las cuentas del activo que explican esta disminución son las siguientes:

a) Disminución del saldo de caja en S/. 8.1 millones, debido a pagos efectuados en el período a instituciones financieras y proveedores.

b) Aumento de Cuentas por Cobrar Comerciales, a corto y largo plazo, por S/. 12 millones, debido a : i) un incremento de S/.10.0 millones por devolución efectuada por un patrimonio fideicometido de cuentas por cobrar entregadas como garantía colateral, en relación con una titulización de cuentas por cobrar (ver punto b); ii) un incremento de 5.4 por mayores ventas del período, y iii) una disminución de S/.3.4 millones por aumento de la provisión de cobranza dudosa.

c) Disminución de Cuentas por Cobrar no Comerciales por S/. 6.9 millones, que se explica por: i) una disminución de S/. 10.0 millones por devolución de cuentas por cobrar entregadas a un patrimonio fideicometido, en relación con una titulización de cuentas por cobrar; ii) aumento de S/. 2.7 millones por préstamo otorgado a una subsidiaria; y iii) aumento de S/. 0.4 millones por otros conceptos.

d) Disminución de Inventarios por S/. 5.0 millones, debido a lo siguiente: i) disminución de 5.8 millones por ventas efectuadas en el período; ii)

Ferreyros S.A.A.
HUGO SOMMERKAMP MOLINARI
Gerente Central de Administración y Control de Gestión

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

disminución de S/. 4.0 millones por transferencias de equipos a la flota de alquiler (activo fijo) y iii) otros aumentos netos por S/. 4.8 millones.

e) Disminución de Inversiones en Valores por S/. 16.8 millones, como consecuencia de las siguientes operaciones: i) una disminución de S/. S/.19.8 millones, debido a la venta de las acciones de Matreq Ferreyros S.A, una subsidiaria de la Compañía, domiciliada en la República de Bolivia. ii) un aumento de S/. 2.6 millones por utilidades de subsidiarias reconocidas en el período por el método de participación patrimonial; y iii) aumento de S/. 0.4 millones en la inversión en un patrimonio fideicometido.

f) Incremento neto del Activo Fijo por S/. 16.1 millones, como consecuencia de las siguientes operaciones: i) aumento de S/. 15.2 por adquisiciones de equipo de alquiler, ii) aumento de S/. 4.0 millones por transferencias de inventario a equipos de alquiler (ver disminución por importe similar en el rubro de inventarios); iii) aumento en la depreciación acumulada de S/.4.0; y iiii) aumento de S/. 0.9 millones por compras de otros activos fijos.

g) Disminución de otros activos no corrientes por S/. 16.2 millones, debido a: i) disminución de S/.17.1 millones por retiro del good-will relacionado con la inversión en Matreq Ferreyros, como consecuencia de la venta de las acciones de dicha empresa, mencionada en el punto d); y ii) un aumento de S/. 0.9 por otros conceptos.

LIQUIDEZ DE LA COMPAÑÍA

El ratio corriente al 30-06-03 es de 1.45, mayor que el ratio corriente de 1.29 al 31-03-03.

El ratio de apalancamiento financiero al 30-06-03 es de 1.68, en comparación con 1.81 al 31-03-03 y 1.92 al 31-12-02. La importante mejora de este ratio ha sido posible gracias a las medidas que se implementaron a inicios del año 2002, para disminuir sustancialmente el nivel de los pasivos de la Compañía.

La conformación de las obligaciones de la Compañía al 30 de junio de 2003 se muestra en el anexo 4.

Ferreyros S.A.A.
HUGO SOMMERKAMP MOLINARI
Gerente Central de Administración
y Control de Gestión

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

ANEXO 1

FERREYROS S.A.A.

Estado de Ganancias y Pérdidas
(En miles de soles constantes)

	2T 03	%	1T 03	%	2T 02	%	2T 03/ 1T 03 %	2T 03/ 2T 02 %	Acumulado al 30-6-03	%	Acumulado al 30-6-02	%	Variación %
Ventas Netas	**200,823**	100.0	**156,704**	100.0	**168,631**	100.0	28.2	19.1	**357,527**	100.0	**353,508**	100.0	1.1
Costo de Ventas	-156,270	-77.8	-121,279	-77.4	-129,681	-76.9	28.9	20.5	#########	-77.6	#########	-77.2	1.6
Utilidad en ventas	44,553	22.2	35,425	22.6	38,950	23.1	25.8	14.4	79,976	22.4	80,455	22.8	-0.6
Otros ingresos operacionales	0	0.0	1,882	1.2	1,412	0.8	-	-100.0	1,882	0.5	1,412	0.4	33.3
Utilidad Bruta	44,553	22.2	37,306	23.8	40,362	23.9	19.4	10.4	81,858	22.9	81,866	23.2	-0.0
Gastos de Venta y Administración	-30,636	-15.3	-27,846	-17.8	-29,203	-17.3	10.0	4.9	-58,481	-16.4	-60,769	-17.2	-3.8
Utilidad en operaciones	**13,917**	6.9	**9,461**	6.0	**11,159**	6.6	47.1	24.7	**23,377**	6.5	**21,097**	6.0	10.8
Ingresos Financieros	3,396	1.7	3,050	1.9	6,335	3.8	11.4	-46.4	6,446	1.8	10,616	3.0	-39.3
Gastos Financieros	-7,565	-3.8	-7,928	-5.1	-10,399	-6.2	-4.6	-27.3	-15,493	-4.3	-22,337	-6.3	-30.6
Participación en los resultados de subsidiarias y afiliadas bajo el método de participación patrimonial	2,023	1.0	815	0.5	2,145	1.3	148.1	-5.7	2,838	0.8	6,940	2.0	-59.1
Otros Ingresos (Egresos), neto	3,912	1.9	149	0.1	337	0.2	2,526.3	1,061.3	4,061	1.1	1,333	0.4	204.6
Utilidad antes de Resultado por exposición a la inflación	**16,683**	7.8	**5,546**	3.5	**9,677**	5.7	182.8	63.8	**21,229**	5.9	**17,648**	5.0	20.3
Ganancia (Pérdida) por Exposición a la Inflación	-84	-0.0	6,224	4.0	-5,068	-3.0	-101.4	-98.3	6,140	1.7	-7,436	-2.1	-182.6
Utilidad (pérdida) antes de Participaciones e Impuesto a la Renta	**16,599**	7.8	**11,770**	7.5	**4,509**	2.7	32.5	246.0	**27,369**	7.7	**10,213**	2.9	168.0
Participaciones	-1,129	-0.6	-1,003	-0.6	-95	-0.1	12.7	1,089.9	-2,132	-0.6	-288	-0.1	640.6
Utilidad (pérdida) antes de Impuesto a la Renta	**14,470**	7.2	**10,767**	6.9	**4,414**	2.6	34.4	227.8	**25,237**	7.1	**9,926**	2.8	154.3
Impuesto a la Renta	-3,808	-1.9	-3,386	-2.2	-319	-0.2	12.5	1,093.9	-7,194	-2.0	-970	-0.3	641.8
Utilidad (pérdida) antes de Gastos extraordinarios	**10,662**	5.3	**7,381**	4.7	**4,095**	2.4	44.5	160.4	**18,043**	5.0	**8,955**	2.5	101.5
Gastos extraordinarios	-5,611	-2.8	-1,410	-0.9	-1,089	-0.6	297.8	415.2	-7,021	-2.0	-1,089	-0.3	544.5
Utilidad (pérdida) neta	**5,051**	2.5	**5,971**	3.8	**3,006**	1.8	-15.4	68.1	**11,022**	3.1	**7,866**	2.2	40.1

Ferreyros s.a.a.
VICTOR ASTETE PALMA

Ferreyros S.A.A.
HUGO SOMMERKAMP MOLINARI
Gerente Central de Administración y Control de Gestión

ANEXO 2

FERREYROS S.A.A.

Datos del Balance General
(En miles de soles constantes)

	30-jun-03	31-mar-03	31-dic-02	Variación % 30-jun-03 / 31-mar-03	Variación % 30-jun-03 / 31-dic-02
Caja y bancos	21,018	29,145	26,956	-27.9	-22.0
Cuentas por cobrar comerciales	48,387	46,673	45,726	3.7	5.8
Cuentas por cobrar no comerciales	58,613	65,562	50,404	-10.6	16.3
Inventarios	207,950	212,989	231,337	-2.4	-10.1
Otros activos corrientes	6,961	5,094	3,220	36.6	116.2
Activo Corriente	**342,929**	**359,462**	**357,643**	-4.6	-4.1
Cuentas por cobrar comerciales a largo plazo	27,455	17,153	17,938	60.1	53.1
Otras cuentas por cobrar a largo plazo					
Inmueble, maquinaria y equipo					
Equipo de alquiler	103,274	93,763	96,116	10.1	7.4
Otros activos fijos	255,620	245,045	246,027	4.3	3.9
	358,894	338,808	342,142	5.9	4.9
Depreciación acumulada	-133,517	-129,500	-124,723	3.1	7.1
Inmueble, maquinaria y equipo, neto	225,377	209,308	217,419	7.7	3.7
Inversiones	104,628	121,448	119,846	-13.8	-12.7
Otros activos no corrientes	5,059	21,280	21,824	-76.2	-76.8
Activo no Corriente	**362,519**	369,188	377,027	-1.8	-3.8
Total Activo	**705,448**	**728,650**	**734,670**	-3.2	-4.0
Deuda de corto plazo	203,687	243,586	253,187	-16.4	-19.6
Otros pasivos corrientes	33,138	36,117	26,842	-8.2	23.5
Pasivo corriente	**236,825**	**279,703**	**280,029**	-15.3	-15.4
Deuda de largo plazo	213,737	196,876	208,599	8.6	2.5
Total Pasivo	**450,562**	**476,579**	**488,628**	-5.5	-7.8
Ganancias diferidas	5,869	8,124	5,602	-27.8	4.8
Impuesto a la renta diferido	0	0	0		
Patrimonio	**249,017**	243,947	240,470	2.1	3.6
Total Pasivo y Patrimonio	**705,448**	**728,650**	**734,700**	-3.2	-4.0
Otra informacion Financiera					
Depreciación y amortización (cifras acumuladas al cierre de cada período)	14,966	7,806	33,114		
UAIDA	**51,688**	**19,193**	**99,568**		
Ratios Financieros					
Ratio corriente	1.45	1.29	1.28		
Apalancamiento Financiero	1.68	1.81	1.92		
Valor contable por acción	1.54	1.51	1.49		

El valor contable por acción ha sido calculado sobre el número de acciones en circulación al cierre de cada periodo reportado.

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
HUGO SOMMERKAMP MOLINARI
Gerente Central de Administración
y Control de Gestión

ANEXO 3

FERREYROS S.A.A

Ventas netas por Area de Operaciones
(En miles de soles constantes)

	2T 03	%	1T 03	%	2T 02	%	2T 03/ 1T 03 %	2T 03/ 2T 02 %	Acumulado al 30-6-03	%	Acumulado al 30-6-02	%	Variación %
Caterpillar:													
Gran minería	36,888	18.4	8,028	5.1	6,371	3.8	359.5	479.0	44,916	12.6	80,679	22.8	-44.3
Otros	26,627	13.3	21,686	13.8	34,516	20.5	22.8	-22.9	48,313	13.5	8,946	2.5	440.0
	63,514	31.6	**29,715**	19.0	**40,886**	24.2	113.7	55.3	**93,229**	26.1	**89,625**	25.4	4.0
Equipos	6,898	3.4	6,220	4.0	8,127	4.8	10.9	-15.1	13,118	3.7	17,017	4.8	-22.9
Automotriz	2,905	1.4	3,518	2.2	-2,387	-1.4	-17.4	-221.7	6,423	1.8	603	0.2	965.5
	73,318	36.5	**39,453**	25.2	**46,626**	27.6	85.8	57.2	**112,770**	31.5	**107,245**	30.3	5.2
Repuestos y servicios	109,733	54.6	105,524	67.3	110,378	65.5	4.0	-0.6	215,257	60.2	220,018	62.2	-2.2
Alquileres	9,372	4.7	7,303	4.7	8,767	5.2	28.3	6.9	16,674	4.7	13,973	4.0	19.3
Unidades usadas	8,401	4.2	4,425	2.8	2,861	1.7	89.9	193.7	12,826	3.6	12,272	3.5	4.5
Total	**200,823**	100.0	**156,704**	100.0	**168,631**	100.0	28.2	19.1	**357,527**	100.0	**353,508**	100.0	1.1

Distribución porcentual de las ventas de la compañia por sectores economicos:

	Acumulado al 30-6-2003
Minería	70.5%
Hidrocarburos y petróleo	4.3%
Construccion	7.8%
Agricultura	2.4%
Pesca	3.2%
Transporte	0.8%
Gobierno	1.0%
Otros	9.9%
Total	100.0%

Ferreyros S.A.A.

HUGO SOMMERKAMP MOLINARI
Gerente Central de Administración
y Control de Gestión

Ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

FERREYROS S.A.A. **ANEXO 4**

Conformación del Pasivo al 30 de junio del 2003
(En miles de US dólares)

	Total	Pasivo Corriente	Pasivo a Largo Plazo	
			Parte corriente	Largo Plazo
Bancos	1,807	-	425	1,382
Papeles Comerciales	5,914	5,914		
Proveedores:				
Caterpillar	48,141	46,477	1,028	636
Otros	14,098	12,964	401	733
Bonos corporativos	25,000			25,000
Caterpillar Financial Services	34,810	-	1,001	33,809
Total	129,770	65,355	2,855	61,560

Ferreyros S.A.A.

HUGO SOMMERKAMP MOLINARI
Gerente Central de Administración
y Control de Gestión



VICTOR ASTETE PALMA
Gerente División Contraloría

03 JUL 28 AM 7:21

FERREYROS S.A.A.

NOTAS A LOS ESTADOS FINANCIEROS POR EL PERIODO TERMINADO EL 30 DE JUNIO DEL 2003.

1) PRINCIPIOS Y PRACTICAS CONTABLES

Los estados financieros se preparan de acuerdo con las disposiciones legales sobre la materia y con los principios de contabilidad generalmente aceptados en el Perú, que comprenden sustancialmente las Normas Internacionales de Contabilidad (NICs) oficializadas por el Consejo Normativo de Contabilidad.

Ajuste de los estados financieros para reconocer los efectos de la inflación

Los estados financieros han sido ajustados para reflejar el efecto de las variaciones en el poder adquisitivo de la moneda peruana de acuerdo con la metodología aprobada por el Consejo Normativo de Contabilidad. Esta metodología requiere la actualización de las partidas no monetarias de los estados financieros en función a su fecha de origen, aplicando los índices de Precios al por Mayor. Las partidas monetarias y las partidas en moneda extranjera no son sujetas de ajuste al estar expresadas en moneda de poder adquisitivo de la fecha de cierre,

La variación en el poder adquisitivo de la moneda peruana establecida con base a los índices de precios al por mayor, de acuerdo con estadísticas oficiales para el período terminado el 30 de junio del 2003, ha sido 0.4%.

2) REDUCCION DEL VALOR DE LAS EXISTENCIAS A SU VALOR NETO REALIZABLE

El movimiento del período de la provisión para desvalorización de existencias fue el siguiente:

ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

	S/.000
Saldo inicial	13,962
Adiciones del periodo	9,983
Reversión de provisiones	-8,577
Castigos	-3,592
Saldo final	11,776

3) INMUEBLES MAQUINARIA Y EQUIPO

El movimiento del rubro inmuebles, maquinaria y equipo y el de su correspondiente depreciación acumulada, es el siguiente:

	Saldos iniciales	Adiciones al costo y/o aplicadas a resultados	Ventas	Transferencias	Reclasifica-ciones	Saldos Finales
			(miles de nuevos soles)			
Costo:						
Terrenos	48,055	7	-1,481			46,581
Edifcios y otras construciones	68,487	365	-28			68,824
Instalaciones	9,082	25				9,107
Maquinaria y Equipo	91,557	931	-2,080	2,165		92,573
Maquinaria y Equipo - flota de alquiler	87,671	16,250		331	29	104,281
Unidades de Transporte	4,992	91	-130	-224		4,729
Unidades de Transporte-flota de alquiler	8,362			-303		8,059
Muebles y enseres	21,680	780		-4		22,456
Trabajo en Curso	2,283					2,283
	342,169	18,449	-3,719	1,965	29	358,893
Depreciación acumulada :						
Edifcios y otras construciones	15,613	1,166				16,779
Instalaciones	5,322	409				5,731
Maquinaria y Equipo	51,664	6,560	-1,322	-535	4	56,371
Maquinaria y Equipo - flota de alquiler	28,537	4,939		-3,135		30,341
Unidades de Transporte	4,408	249	-129	-512		4,016
Unidades de Transporte-flota de alquiler	2,326	200		-16		2,510
Muebles y enseres	16,863	909		-4		17,768
	124,733	14,432	-1,451	-4,202	4	133,516
Costo neto	217,436					225,377

4) DEUDA POR TITULOS EMITIDOS

Durante el primer semestre del 2003, la Compañía emitió y colocó a través de la Bolsa de Valores de Lima, instrumentos financieros denominados papeles comerciales. Asimismo, se emitieron y colocaron Bonos Corporativos. Al 30 de junio las obligaciones por estos conceptos son las siguientes:

Ferreyros s.a.a.

Ferreyros s.a.a.

CPC. BERNARDO CHAUCA QU[illegible]
Contador General Mat. 189[illegible]

Concepto	Fecha emisión	Fecha redención	Importe pendiente de pago	Precio de colocación %
			U.S.$ 000	
Papeles comerciales:				
Tercera emisión del primer programa de instrumentos de corto plazo Ferreyros-serie A	16/01/2003	15/07/2003	3,000	98.50 (a)
Papeles comerciales: Tercera emisión del primer programa de instrumentos de corto plazo Ferreyros-serie B	16/01/2003	11/01/2004	3,000	96.3125 (a)
Total papeles comerciales			6,000	
Bonos corporativos:				
Cuarta emisión de Bonos Ferreyros-serie A	29/08/2002	29/08/2005	15,000	A la par
Cuarta emisión de Bonos Ferreyros-serie B	07/04/2003	07/04/2006	10,000	A la par
Total bonos comparativos			25,000	

5) CONTINGENCIAS Y COMPROMISOS

Al 30 de junio del 2003, la Compañía tiene las siguientes contingencias tributarias:

a) En el mes de noviembre del 2001 la Compañía presentó un recurso de reclamación al Tribunal Fiscal en relación a una Resolución de SUNAT por la cual fija en casi un millón de soles más la suma de la deuda tributaria que fuera materia de acogimiento oportuno en el Régimen Especial de Fraccionamiento Tributario. En el mes de febrero del 2003 el Tribunal Fiscal resolvió declarar nula e insubsistente la Resolución antes indicada, en el extremo que reliquida la deuda materia de acogimiento a la Ley 27334, ordenando a la Administración Tributaria emitir un nuevo pronunciamiento.

b) Como resultado de la revisión efectuada por la SUNAT del ejercicio 2000:

-En el mes de febrero del 2003 la Compañía recibió una Resolución de Multa por S/.1.7 millones, que incluía intereses de S/.0.5millon, por supuesto tributo omitido en el pago de regularización del Impuesto a la Renta del ejercicio 2000. La Compañía presentó un

Ferreyros s.a.a. Ferreyros s.a.a.

recurso de reclamación en contra de dicha Resolución y la Administración Tributaria resolvió declarándolo infundado. La Compañía ha presentado un recurso de apelación al Tribunal Fiscal, el mismo que se encuentra pendiente de ser resuelto a la fecha.

- En el mes de abril del 2003 la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas por S/.2.0 millones y S/.1.0 millón, respectivamente, incluidos multa e intereses, sobre las cuales la Compañía presentó en el mes de mayo un recurso de Reclamación ante la Administración Tributaria.

Por otra parte al 30 de junio del 2003 la Compañía mantiene en proceso de reclamación un juicio por concepto de indemnización por responsabilidad extracontractual iniciado por terceros por US$ 1.6 millones.

La Gerencia de la Compañía, basada en la opinión de sus asesores legales y tributarios, considera que dichas acotaciones y juicios son improcedentes y que el resultado final será favorable a la Compañía; por lo tanto, no ha considerado necesario registrar una provisión por estos procesos.

Por otro lado, la compañía tiene los siguientes compromisos

a) Avales por US$ 1.7 millones y US$ 3.4 millones, que garantizan operaciones de crédito de subsidiarias y afiliadas y de operaciones de compra de terceros respectivamente.

b) Fianzas bancarias a favor de entidades financieras por US$ 4.5 millones, que garantizan transacciones diversas.

6) UTILIDAD (PERDIDA) POR ACCION

La utilidad (pérdida) por acción común básica ha sido determinada de la siguiente manera:

		Trimestres terminado el:		Períodos terminados el :	
		30-06-03	30-06-02	30-06-03	30-06-02
Utilidad neta	S/.	5,051,000	3,006,000	11,022,000	7,866,000
Promedio ponderado de acciones comunes en circulación		161,850,384	161,850,384	161,850,384	161,850,384
Utilidad básica por acción	S/.	0.031	0.019	0.068	0.049

Ferreyros s.a.a. VICTOR ASTETE PALMA

Ferreyros s.a.a. CPC. BERNARDO CHAUCA QUI...

La utilidad básica por acción se calcula dividiendo la utilidad neta correspondiente a los accionistas comunes entre el promedio ponderado de las acciones comunes en circulación a la fecha de los estados financieros. Por no existir las condiciones que lo justifiquen, no se ha determinado la utilidad por acción diluída; ésta se establece cuando existen acciones potenciales, las cuales corresponden principalmente a instrumentos financieros o contratos que den derecho a sus tenedores a obtener acciones comunes.

7) VENTAS NETAS Y UTILIDAD EN VENTAS

Comprende lo siguiente:

	Trimestres terminados el		Períodos terminados el :	
	30-06-03	30-06-02	30-06-03	30-06-02
	(en miles de nuevos soles)			
Ventas netas:				
- Terceros	196,986	136,248	352,648	289,051
- Subsidiarias y afiliadas	1,323	2,286	2,092	5,357
	198,309	138,534	354,740	294,408
Utilidad en ventas				
-Terceros	36,410	35,892	71,732	73,750
- Subsidiarias y afiliadas	88	138	131	342
	36,498	36,030	71,863	74,092

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
GPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

8) TRANSACCIONES CON EMPRESAS VINCULADAS

Las principales transacciones realizadas con subsidiarias se resumen como sigue:

	Períodos terminados el :	
	30-06-03	30-06-02
	(miles de nuevos soles)	
Venta de bienes :	156	1,751
Orvisa S.A	470	1,705
Unimaq S.A	360	157
Motorindustria S.A		
Venta de Servicios :		
Orvisa S.A	530	406
Unimaq S.A	244	130
Motorindustria S.A	180	57
Depositos Efe S.A	127	106
Compra de bienes :		
Orvisa S.A	393	1,366
Unimaq S.A	500	278
Motorindustria S.A	154	152
Compra de Servicios :		
Motorindustria S.A	8,208	8,533
Depositos Efe S.A	307	299

Ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19916

DATOS GENERALES DE LA EMPRESA

	Llenar los siguientes datos:	Observaciones
RPJ :	B60001	Ingresar a 6 digitos
Ejercicio:	2003	Ingresar 4 digitos como maximo
Tipo de Informacion:	TI	Si es Trimestral Individual ingresar TI, si es Trimestral Consolidada ingresar TC
Periodo:	2	Ingresar : 1 si es 1er trimestre, 2 si es 2do trimestre, 3 si es 3er trimestre, 4 si es 4to trimestre
Denominacion de la empresa:	FERREYROS S.A.A.	Ingresar con letras MAYUSCULAS
CIIU :	5150	Ingresar 4 digitos como maximo
E-mail 1 :	contralo@ferreyros.com.pe	Asegurese de ingresar el e-mail, con "@" y sin espacios en blanco.Ejemplo: mvnet@conasevnet.gob.pe
E-mail 2 :	bchauca@ferreyros.com.pe	Asegurese de ingresar el e-mail, con "@" y sin espacios en blanco.Ejemplo: mvnet@conasevnet.gob.pe
Pagina Web :	www.ferreyros.com.pe	Ejemplo: www.conasevnet.gob.pe
Factor de Reexpresion del Balance General :	1004	Ingresar el dato a 3 decimales sin considerar el punto decimal. Ejemplo: si se quiere ingresar 1.230 se digitará: 1230
Moneda	Nuevos Soles	Elegir la moneda
E. de Flujos de Efectivo	Método Directo	Señalar que método utilizó para preparar el Estado de Flujos de Efectivo

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.
CPC. BERNARDO CHAUCA QUI
Contador General - Mat. 19915

03 JUL 23 AM 7:21

FERREYROS S.A.A.
Balance General
Al 30 de Junio del año 2003 y 31 de Diciembre del año 2002
(En miles de nuevos soles)

Activo	Notas	Al 30 de Junio 2003	Al 31 de Diciembre 2002
Activo Corriente			
Caja y Bancos	0	21,018	26,956
Valores Negociables (neto de provisión acumulada)	0	0	0
Cuentas por Cobrar Comerciales (neto de provisión acumulada)	0	48,387	45,726
Cuentas por Cobrar a Vinculadas	0	16,369	11,979
Otras Cuentas por Cobrar (neto de provisión acumulada)	0	42,244	38,426
Existencias (neto de provisión acumulada)	2	207,950	231,337
Activos por Instrumentos Financieros Derivados	0	0	0
Gastos Pagados por Anticipado	0	6,961	3,220
Total Activo Corriente		**342,929**	**357,644**
Activo No Corriente			
Cuentas por cobrar comerciales a largo plazo	0	27,455	17,938
Cuentas por Cobrar a Vinculadas a Largo Plazo	0	0	0
Otras Cuentas por Cobrar a Largo Plazo	0	0	0
Existencias	0	0	0
Inversiones Permanentes (neto de provisión acumulada)	0	104,628	119,856
Activos por Instrumentos Financieros Derivados	0	0	0
Inversiones en Inmuebles	0	0	0
Inmuebles, Maquinaria y Equipo (neto de depreciación y desvalorización acumulada)	3	225,377	217,436
Activos Intangibles (neto de amortización y desvalorización acumulada)	0	222	17,945
Impuesto a la Renta y Participaciones Diferidos Activo	0	4,837	3,881
Crédito Mercantil	0	0	0
Otros Activos	0	0	0
Total Activo No Corriente		**362,519**	**377,056**
TOTAL ACTIVO		**705,448**	**734,700**

Pasivo y Patrimonio	Notas	Al 30 de Junio 2003	Al 31 de Diciembre 2002
Pasivo Corriente			
Sobregiros Bancarios	0	392	650
Préstamos Bancarios	0	20,534	18,401
Cuentas por Pagar Comerciales	0	171,819	196,442
Cuentas por Pagar a Vinculadas	0	1,028	0
Otras Cuentas por Pagar	0	33,140	26,821
Parte Corriente de las Deudas a Largo Plazo	0	9,912	37,715
Pasivos por Instrumentos Financieros Derivados	0	0	0
Total Pasivo Corriente		**236,826**	**280,029**
Pasivo No Corriente			
Deudas a largo plazo	0	213,737	208,599
Cuentas por pagar a vinculadas	0	0	0
Pasivos por Instrumentos Financieros Derivados	0	0	0
Ingresos Diferidos (netos)	0	5,869	5,602
Impuesto a la Renta y Particip.Diferidos Pasivo	0	0	0
Total Pasivo No Corriente		**219,606**	**214,201**
Total Pasivo		**456,431**	**494,230**
Contingencias	5		
Interés minoritario	0	0	0
Patrimonio Neto			
Capital	0	226,402	181,786
Capital adicional	0	0	40,785
Acciones de Inversión	0	0	0
Resultados no realizados	0	0	0
Excedente de Revaluación	0	10,252	11,582
Reservas Legales	0	1,314	249
Otras Reservas	0	0	0
Resultados Acumulados	0	11,049	6,068
Efecto acumulado por reexpresión a moneda extranjera	0	0	0
Total Patrimonio Neto		**249,017**	**240,470**
TOTAL PASIVO Y PATRIMONIO NETO		**705,448**	**734,700**

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A.
Estado de Ganancias y Pérdidas
Por los periodos terminados al 30 de Junio del año 2003 y 2002
(En miles de nuevos soles)

	Notas	Por el Trimestre especifico del 1 de Abril al 30 de Junio de 2003	Por el Trimestre especifico del 1 de Abril al 30 de Junio de 2002	Por el Periodo acumulado del 1 de Enero al 30 de Junio de 2003	Por el Periodo acumulado del 1 de Enero al 30 de Junio de 2002
Ingresos Operacionales					
Ventas Netas (ingresos operacionales)	6	198,309	138,534	354,740	294,408
Otros Ingresos Operacionales	0	393	4,332	2,333	7,774
Total de Ingresos Brutos		**198,702**	**142,866**	**357,073**	**302,182**
Costo de Ventas (Operacionales)	6	-154,149	-102,504	-275,215	-220,316
Otros costos operacionales	0	0	0	0	0
Total Costos Operacionales		-154,149	-102,504	-275,215	-220,316
Utilidad Bruta		**44,553**	**40,362**	**81,858**	**81,866**
Gastos Operacionales					
Gastos de Ventas	0	-17,695	-14,862	-32,276	-32,198
Gastos de Administración	0	-12,941	-14,341	-26,205	-28,571
Provisión por perdidas por desvalorización de activos	0	0	0	0	0
Utilidad Operativa		**13,917**	**11,159**	**23,377**	**21,097**
Otros Ingresos (gastos)					
Ingresos Financieros	0	3,396	6,335	6,446	10,616
Gastos Financieros	0	-7,565	-10,399	-15,493	-22,337
Participación en los resultados de subsidiarias y afiliadas bajo el método de participación patrimonial	0	2,023	2,145	2,838	6,940
Ganancia o pérdida por instrumentos financieros derivados	0	0	0	0	0
Otros Ingresos	0	3,912	337	4,061	1,333
Otros Gastos	0	0	0	0	0
Efecto acumulado por cambios en las políticas contables	0	0	0	0	0
Resultado por Exposición a la Inflación	0	-84	-5,068	6,140	-7,436
Resultado antes de Gastos Extraordinarios, Participaciones y del Impuesto a la Renta		**15,599**	**4,509**	**27,369**	**10,213**
Participación de los trabajadores corrientes y diferidos	0	-1,129	-95	-2,132	-288
Impuesto a la Renta corriente y diferido	0	-3,808	-319	-7,194	-970
Resultado antes de Gastos Extraordinarios		**10,662**	**4,095**	**18,043**	**8,955**
Gastos Extraordinarios (neto de participaciones e impuesto a la renta)	0	-5,611	-1,089	-7,021	-1,089
Resultado antes de Interes Minoritario		**5,051**	**3,006**	**11,022**	**7,866**
Interés Minoritario	0	0	0	0	0
Utilidad (Perdida) Neta del Ejercicio		**5,051**	**3,006**	**11,022**	**7,866**
Dividendos de acciones Preferentes	0	0	0	0	0
Utilidad (Pérdida) Neta atribuible a los accionistas no preferentes		**5,051**	**3,006**	**11,022**	**7,866**
Utilidad (pérdida) básica por acción común	6	0.031000	0.019000	0.068000	0.049000
Utilidad (pérdida) básica por acción de inversión		0.000000	0.000000	0.000000	0.000000
Utilidad (pérdida) diluida por acción común		0.000000	0.000000	0.000000	0.000000
Utilidad (pérdida) diluida por acción de inversión		0.000000	0.000000	0.000000	0.000000

ferreyros s.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A.
Estado de Flujos de Efectivo
Por los periodos terminados al 30 de Junio del año 2003 y 2002
(En miles de nuevos soles)

	Notas	Del 1 de Enero de 2003 al 30 de Junio de 2003	Del 1 de Enero de 2002 al 30 de Junio de 2002
ACTIVIDADES DE OPERACIÓN			
Cobranza (entradas) por:			
Venta de bienes o servicios e ingresos operacionales	0	333,662	311,467
Honorarios y comisiones	0	2,598	6,383
Intereses y rendimientos (no incluidos en la actividad de inversión)	0	0	0
Dividendos (no incluidos en la actividad de inversión)	0	0	0
Regalías	0	0	0
Otros cobros de efectivo relativos a la actividad	0	1,030	5,279
Menos pagos (salidas) por:			
Proveedores de bienes y servicios	0	-297,847	-108,307
Remuneraciones y beneficios sociales	0	-35,335	-31,426
Tributos	0	-4,938	-1,200
Intereses y rendimientos (no incluidos en la actividad de financiamiento)	0	0	0
Regalías	0	0	0
Otros Pagos de efectivo relativos a la actividad	0	-4,977	-7,353
Aumento (Disminución) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Operación		-5,807	**174,843**
ACTIVIDADES DE INVERSIÓN			
Cobranza (entradas) por:			
Venta de valores e inversiones permanentes	0	17,023	0
Prestamos a vinculadas	0	0	0
Venta de inmuebles, maquinaria y equipo	0	1,289	2,766
Venta de activos intangibles	0	17,115	0
Intereses y rendimientos	0	0	0
Dividendos	0	14	2,067
Otros cobros de efectivo relativos a la actividad	0	0	0
Menos pagos (salidas) por:			
Compra de valores e inversiones permanentes	0	0	0
Prestamos otorgados a vinculadas	0	0	0
Compra de inmuebles, maquinaria y equipo	0	-2,199	-3,446
Compra y desarrollo de activos intangibles	0	0	0
Otros pagos de efectivo relativos a la actividad	0	0	0
Aumento (Disminución) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Inversión		**33,242**	**1,387**
ACTIVIDADES DE FINANCIACION			
Cobranza (entradas) por:			
Aumento de sobregiros bancarios	0	0	1,491
Aumento de prestamos bancarios	0	0	0
Emisión de acciones o nuevos aportes	0	0	0
Venta de acciones en tesorería	0	0	0
Recursos obtenidos por emisión de valores u otras obligac. Largo plazo	0	59,556	96,152
Otros cobros de efectivo relativos a la actividad	0	0	0
Menos pagos (salidas) por:			
Amortización o pago de sobregiros bancarios	0	-258	0
Amortización o pago de préstamos bancarios	0	0	0
Amortización o cancelación de valores u otras obligaciones de largo plazo	0	-80,087	-243,031
Recompra de acciones propias (acciones en tesorería)	0	0	0
Intereses y rendimientos	0	0	0
Dividendos	0	-2,490	-16
Otros pagos de efectivo relativos a la actividad.	0	-16,234	-19,904
Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Financiamiento		-39,513	-165,308
Aumento (Disminución) Neto de Efectivo y Equivalente de Efectivo		-12,078	**10,922**
Saldo Efectivo y Equivalente de Efectivo al Inicio del Ejercicio	0	26,956	20,403
Resultado por Exposición a la Inflación	0	6,140	-7,437
Saldo Efectivo y Equivalente de Efectivo al Finalizar el Ejercicio		**21,018**	**23,888**

ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19916

FERREYROS S.A.A.
Estado de Flujos de Efectivo
Por los periodos terminados al 30 de Junio del año 2003 y 2002
(En miles de nuevos soles)

	Notas	Del 1 de Enero de 2003 al 30 de Junio de 2003	Del 1 de Enero de 2002 al 30 de Junio de 2002
CONCILIACIÓN DE LA UTILIDAD NETA CON EL EFECTIVO NETO **PROVENIENTE DE ACTIVIDADES DE OPERACIÓN**			
Utilidad (Pérdida) neta del Ejercicio	0	11,022	7,866
Más :			
Ajustes a la Utilidad (Pérdida) del Ejercicio	0	0	0
Provisión de cuentas de cobranza dudosa	0	6,761	5,349
Provisión por desvalorización de existencias	0	9,983	989
Provisión por fluctuación del valor de los valores e inversiones	0	48	729
Depreciación del ejercicio	0	14,436	15,151
Provisión por pérdida en el valor de uso de los activos	0	0	0
Amortización y castigo de activos intangibles	0	530	1,022
Provisión para protección del medio ambiente	0	0	0
Amortización de otros activos	0	0	0
Provisiones diversas	0	0	0
Pérdida en venta de valores e inversiones permanentes	0	687	0
Pérdida en venta de inversiones en inmuebles	0	219	0
Pérdida en venta de inmuebles, maquinaria y equipo	0	0	0
Pérdida en venta de activos intangibles	0	0	0
Participación en los resultados de empresas vinculados, netas de dividendos recibidos en efectivo	0	0	0
Impuesto a la renta y participación de los trabajadores diferidos	0	0	1,258
Efecto acumulado por cambios en las políticas contables	0	0	0
Pérdida por activos monetarios no corrientes	0	0	0
Otros	0	15,493	22,337
Menos:			
Ajustes a la Utilidad (Pérdida) del Ejercicio	0	0	0
Utilidad en venta de valores e inversiones permanentes	0	0	0
Utilidad en venta de inversiones en inmuebles	0	0	0
Utilidad en venta de inmuebles, maquinaria y equipo	0	0	-231
Utilidad en venta de activos intangibles	0	0	0
Resultado por Exposición a la Inflación	0	-6,140	7,436
Impuesto a la renta y participación de los trabajadores diferidos	0	-956	0
Ganancia por pasivos monetarios no corrientes	0	0	0
Participación en los resultados de empresas vinculados, netas de dividendos recibidos en efectivo	0	-2,838	-6,940
Efecto acumulado por cambios en las políticas contables	0	0	0
Otros	0	-11,129	-2,966
CARGOS Y ABONOS POR CAMBIOS NETOS EN LOS ACTIVOS Y PASIVOS			
(Aumento) Disminución de Cuentas por Cobrar Comerciales	0	-12,178	9,908
(Aumento) Disminución de Cuentas por Cobrar a Vinculadas	0	0	0
(Aumento) Disminución de Otras Cuentas por Cobrar	0	-8,223	-1,993
(Aumento) Disminución de Activos por Instrumentos Financieros Derivados	0	0	0
(Aumento) Disminución en Existencias	0	9,358	27,451
(Aumento) Disminución en Gastos Pagados por Anticipado	0	-3,741	-3,407
Aumento (Disminución) de Cuentas por Pagar Comerciales	0	-23,595	80,694
Aumento (Disminución) de Cuentas por Pagar a Vinculadas	0	0	0
Aumento (Disminución) de Otras Cuentas por Pagar	0	-5,544	10,190
Aumento (Disminución) de Pasivos por Instrumentos Financieros Derivados	0	0	0
Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de la Actividad de Operación		-5,807	174,843
PRINCIPALES TRANSACCIONES QUE NO GENERARON FLUJOS DE EFECTIVO EN EL PERIODO			
Ajuste de ejercicios anteriores	0	0	0
Bienes adquiridos en operaciones de arrendamiento financiero	0	0	0
Compensación de pasivos corrientes	0	0	0
Compensación de pasivos no corrientes	0	0	0
Capitalización de acreencias u obligaciones	0	0	0
Revaluación de activos	0	0	0
Aportes de capital en bienes	0	0	0

ferreyros s.a.a.

ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISP

FERREYROS S.A.A.
Estado de Cambios en el Patrimonio Neto
Por los periodos terminados al 30 de Junio del año 2003 y 2002
(En miles de nuevos soles)

	Capital	Capital Adicional	Acciones de Inversion	Resultados no Realizados	Excedente de Revaluacion	Reserva Legal	Otras Reservas	Resultados Acumulados	Efecto acumulado por Reexpresión a moneda extranjera	Total
Saldos al 1ero. de enero de 2002	176,989	45,582	0	0	11,582	249	0	-4,584	0	229,818
1. Efecto acumulado de cambios en politicas contables y corrección de errores sustanciales	0	0	0	0	0	0	0	0	0	0
2. Distribuciones o asignaciones a reservas de utilidades efectuadas en el periodo	0	0	0	0	0	0	0	0	0	0
3. Dividendos declarados y participaciones acordados durante el periodo	0	0	0	0	0	0	0	0	0	0
4. Nuevos aportes de accionistas	0	0	0	0	0	0	0	0	0	0
5. Movimiento de prima en la colocación de acciones (aportes)	0	0	0	0	0	0	0	0	0	0
6. Acciones en tesoreria	0	0	0	0	0	0	0	0	0	0
7. Incrementos o disminuciones por fusiones o escisiones	0	0	0	0	0	0	0	0	0	0
8. Revaluación de activos	0	0	0	0	0	0	0	0	0	0
9. Transferencia de excedente de revaluación realizado	0	0	0	0	0	0	0	0	0	0
10. Capitalización de partidas patrimoniales	4,797	-4,797	0	0	0	0	0	0	0	0
11. Redención de Acc. de Inversión o reducción de capital	0	0	0	0	0	0	0	0	0	0
12. Utilidad (Pérdida) Neta del Ejercicio	0	0	0	0	0	0	0	7,866	0	7,866
13. Movimiento de resultados no realizados del periodo	0	0	0	0	0	0	0	0	0	0
14. Otros incrementos o disminuciones de las partidas patrimoniales	0	0	0	0	0	0	0	0	0	0
Saldos al 30 de Junio de 2002	**181,786**	**40,785**	**0**	**0**	**11,582**	**249**	**0**	**3,282**	**0**	**237,684**
Saldos al 1ero. de enero de 2003	181,786	40,785	0	0	11,582	249	0	6,068	0	**240,470**
1. Efecto acumulado de cambios en politicas contables y corrección de errores sustanciales	0	0	0	0	0	0	0	0	0	0
2. Distribuciones o asignaciones a reservas de utilidades efectuadas en el periodo	0	0	0	0	0	0	0	0	0	0
3. Dividendos declarados y participaciones acordados durante el periodo	0	0	0	0	0	0	0	-2,475	0	-2,475
4. Nuevos aportes de accionistas	0	0	0	0	0	0	0	0	0	0
5. Movimiento de prima en la colocación de acciones (aportes)	0	0	0	0	0	0	0	0	0	0
6. Acciones en tesoreria	0	0	0	0	0	0	0	0	0	0
7. Incrementos o disminuciones por fusiones o escisiones	0	0	0	0	0	0	0	0	0	0
8. Revaluación de activos	0	0	0	0	0	0	0	0	0	0
9. Transferencia de excedente de revaluación realizado	0	0	0	0	0	0	0	0	0	0
10. Capitalización de partidas patrimoniales	44,616	-40,785	0	0	-1,330	0	0	-2,501	0	0
11. Redención de Acc. de Inversión o reducción de capital	0	0	0	0	0	0	0	0	0	0
12. Utilidad (Pérdida) Neta del Ejercicio	0	0	0	0	0	0	0	11,022	0	11,022
13. Movimiento de resultados no realizados del periodo	0	0	0	0	0	0	0	0	0	0
14. Otros incrementos o disminuciones de las partidas patrimoniales	0	0	0	0	0	1,065	0	-1,065	0	0
Saldos al 30 de Junio de 2003	**226,402**	**0**	**0**	**0**	**10,252**	**1,314**	**0**	**11,049**	**0**	**249,017**


Ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría


Ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 15918

FERREYROS S.A.A.
Totales Adicionales

Codigo	Descripcion	Observaciones	2003
T010	NUMERO DE ACCIONES COMUNES EN CIRCULACION (En Unidades)	Ingresar el dato sin decimales	161850384
T020	NUMERO DE ACCIONES DE INVERSION EN CIRCULACION (En Unidades)	Ingresar el dato sin decimales	0
T030	VALOR NOMINAL DE ACCIONES COMUNES (En nuevos soles)	Ingresar a 2 decimales sin considerar el punto decimal. Ejemplo si el dato es S/ 10.00 ingresar 1000	110
T040	VALOR NOMINAL DE ACCIONES DE INVERSION (En nuevos soles)	Ingresar a 2 decimales sin considerar el punto decimal. Ejemplo si el dato es S/ 1.00 ingresar 100	0
T130	PROVISION ACUMULADA PARA CUENTAS DE COBRANZA DUDOSA (En miles de Soles)	Ingresar el dato redondeado (sin decimales)	59875
T140	PROVISION ACUMULADA POR DESVALORIZACION DE EXISTENCIAS (En miles de Soles)	Ingresar el dato redondeado (sin decimales)	11776
T150	PROVISION ACUMULADA PARA FLUCTUACION DE VALORES E INVERSIONES (En miles de Soles)	Ingresar el dato redondeado (sin decimales)	398
T080	AMORTIZACION ACUMULADA DE INTANGIBLES (En miles de Soles)	Ingresar el dato redondeado (sin decimales)	460
T170	DEPRECIACION ACUMULADA (En miles de Soles)	Ingresar el dato redondeado (sin decimales)	133517
T090	ADQUISICION DE INVERSIONES DEL EJERCICIO (En miles de nuevos soles)	Ingresar el dato redondeado (sin decimales)	0
T100	ADQUISICION DE INMUEBLES, MAQUINARIA Y EQUIPOS DEL EJERCICIO (En miles de nuevos soles)	Ingresar el dato redondeado (sin decimales)	18449
T160	REVALUACION DE ACTIVOS DEL EJERCICIO (En miles de nuevos soles)	Ingresar el dato redondeado (sin decimales)	0

Ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19916